Our ref: 488/E00-E0E/REL/12

31 October 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk

        Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form-20 F”)

        Filed April 30, 2012

        File No. 001-13330

Dear Mr. Spirgel,

We refer to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2011 filed on April 30, 2012 contained in the comment letter to the Company dated August 23, 2012 and our initial responses in our letter dated September 7, 2012 (the “Initial Response Letter”). In Item 4 (Tower Sale Transaction, page 68) of the Initial Response Letter, the Company stated that it is in the process of preparing a letter to the Commission’s Office of the Chief Accountant on the proposed accounting treatment applied to the sale leaseback transaction with Tower Bersama, which is expected to be submitted on or before October 31, 2012.

As further agreed with the Staff via telephone on October 22, 2012, the Company continues to be engaged with its advisers in the preparation of a letter to the Commission’s Office of the Chief Accountant on the proposed accounting treatment applied to the sale leaseback transaction, which is expected to be submitted on or before November 30, 2012. The letter will include a summary of the significant terms of the transaction. The Company will keep the Division of Corporate Finance copied on all such correspondence.

Thank you for your attention.

Sincerely,

Curt Stefan Carlsson

Director and

Chief Financial Officer